Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	For the Three Months Ended January 31,		For the Six Months Ended January 31,
	2012	2011	2012	2011
Net income available to stockholders	$3,239	$1,777	$4,314	$4,296
Less: Distributed and undistributed earnings allocated to nonvested stock	(44)	(29)	(62)	(50)
Earnings available to common shareholders	$3,195	$1,748	$4,252	$4,246
Shares Calculation
Average shares outstanding - Basic Common	5,124	5,079	5,119	5,082
Average shares outstanding - Basic Class B Common	1,938	1,908	1,929	1,902
Potential Common Stock relating to stock options	66	110	66	128
Average shares outstanding - Assuming dilution	7,128	7,097	7,114	7,112
Net Income Per Share: Basic Common	$0.49	$0.27	$0.65	$0.65
Net Income Per Share: Basic Class B Common	$0.36	$0.20	$0.49	$0.49
Net Income Per Share: Diluted	$0.45	$0.25	$0.60	$0.60

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